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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER
CUSIP NUMBER    1-4128

(Check One):  /x/ Form 10-K  / / Form 20-F  / / Form 11-K
              / / Form 10-Q  / / Form N-SAR
               For Period Ended: December 31, 1997

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I - REGISTRANT INFORMATION

         STERLING VISION, INC.
---------------------------------------------------------
Full Name of Registrant

                 N/A
---------------------------------------------------------
Former Name if Applicable

         1500 HEMPSTEAD TURNPIKE
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

         EAST MEADOW, NY 11554
---------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

           The Registrant has experienced delays in assembling the information necessary to finalize and complete its financial statements for the calendar year ended December 31, 1997, which information may result in a possible, additional, non-cash charge to operations.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          JOSEPH SILVER, Esq.                  (516)          390-2100
    --------------------------------------  -----------  ------------------
                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

The Registrant anticipates that its loss before income tax benefit for the calendar year ended December 31, 1997 will increase by the approximate sum of $1,755,000, or 27%, to a loss of $8,246,000 for said calendar year, as compared to a loss of $6,491,000 for the year ended December 31, 1996. Such loss was primarily due to the following nine factors: (i) a loss of approximately $1,400,000 from the operations of the Company's subsidiary, Insight Laser Centers, Inc., which the Company believes will be substantially reduced in 1998;
(ii) approximately $1,336,000 in costs related to planned store closings; (iii) approximately $850,000 in the writedown of the carrying value of slow moving inventory; (iv) approximately $550,000 in operating losses relating to the Company's management of six stores, previously operated by the franchisees of such stores;(v) approximately $755,000 in costs related to stock options granted to certain consultants to the Company and in consideration of certain loans made to the Company by certain of its principal shareholders; (vi) approximately $200,000 in costs related to severance compensation paid to three former executives; (vii) approximately $188,000 in consulting fees paid to a limited liability company owned by certain of the Company's principal stockholders;
(viii) approximately $188,000 in costs related to compensation paid to the Company's new President and Chief Operating Officer; and (ix) approximately $270,000, representing an increase in the Company's provision for doubtful accounts.


                          STERLING VISION, INC.
           ---------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 1998                By Jerry Lewis,
                                       President and CEO